

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Nan Wang
Chief Financial Officer
SINOVAC BIOTECH LTD
No. 39 Shangdi Xi Road
Haidian District, Beijing 100085

>**Re: SINOVAC BIOTECH LTD**
>**Form 20-F**
>**Response dated September 1, 2023**
>**File No. 001-32371**

Dear Nan Wang:

We have reviewed your September 1, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevents Inspection, page 94

1. We note that your proposed disclosure pursuant to Items 16I(b)(2) and (b)(3) refer to "Antigua or PRC governmental entities." We also note your statement that you have subsidiaries incorporated in mainland China, Hong Kong, Singapore, Thailand, Philippines, Mexico, Peru, Colombia, Ecuador, Bangladesh, Indonesia, Chile and Pakistan. Please revise to disclose whether any governmental entities in these jurisdictions own shares of Sinovac Antigua or its consolidated foreign operating entities or have a controlling financial interest in Sinovac Antigua or its consolidated foreign operating entities.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Benjamin Su, Esq.